Exhibit 99.1

NR 16-04

GOLD RESERVE ENTERS INTO MEMORANDUM OF UNDERSTANDING WITH THE GOVERNMENT OF VENEZUELA TO SETTLE GOLD RESERVE’S ARBITRATION AWARD AND JOINTLY DEVELOP THE BRISAS AND LAS CRISTINAS PROJECTS

SPOKANE, WASHINGTON, February 29, 2016

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) announces that it has entered into a Memorandum of Understanding  (the “MOU”) with the Bolivarian Republic of Venezuela (“Venezuela”) that contemplates settlement, including payment and resolution, of the arbitral award (the “Award”) granted in favor of the Company by the International Centre for Settlement of Investment Disputes in respect of the Brisas Project, the transfer of the related technical mining data previously compiled by the Company, as well as the development of the Brisas and the adjacent Cristinas gold-copper project, which will be combined  into one project (the "Brisas-Cristinas Project") by the Company and Venezuela.

Under the terms proposed by the MOU, Venezuela would proceed with payment of the Award including accrued interest and enter transactional (settlement) and mixed company ("joint venture") agreements, which are expected to be executed in approximately 60 days, subject to various conditions, including without limitation receipt of all necessary regulatory and corporate approvals and the successful negotiation and execution of definitive agreements.  In addition, Venezuela would pay an amount to be agreed upon for the Company's contribution of its technical mining data to the Brisas-Cristinas Project.

Following completion of the definitive agreements, it is anticipated that Venezuela, with the Company's assistance, would work to complete the financing to fund the contemplated payments to the Company pursuant to the Award and for its mining data and $2 billion towards the anticipated capital costs of the Brisas-Cristinas Project.  Upon payment, the Company will cease all legal activities related to the collection of the Award.

The Brisas and Cristinas properties, together with the technical data with respect to the Brisas project owned by Gold Reserve, would be transferred to a Venezuelan mixed company, which is expected to be beneficially owned 55% by Venezuela and 45% by Gold Reserve. The Company is also expected to be engaged under a technical assistance agreement to provide procurement, engineering and construction services for the project. The parties would also seek, subject to the approval of the National Executive Branch of the Venezuelan government, the creation of a Special Economic Zone providing the establishment of a special customs framework for the mixed company and other tax and economic benefits.

The combined Brisas-Cristinas Project, a gold-copper deposit located in the Kilometer 88 mining district of Bolivar State in south eastern Venezuela, when constructed, is anticipated to be the largest gold mine in South America and one of the largest in the world.

Doug Belanger, President of Gold Reserve, stated, “This is a tremendous opportunity for the Company and Venezuela to jointly develop the Brisas-Cristinas Project while providing economic growth in the region and the creation of a new industry complementary to the Republic's existing oil industry. After settlement of all of the Company's obligations, substantially all of the net proceeds of the payment related to the Award and technical mining data is expected to be distributed to our shareholders.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve's and its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the MOU. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including without limitation the risk that the Company and Venezuela may not be able to reach agreement on definitive documentation for the transactions contemplated by the MOU, the transactions contemplated by the MOU may otherwise not be completed, Venezuela may not be able to obtain financing on favorable terms, if at all, to fund the contemplated payments to the Company pursuant to the Award and for its mining data and the anticipated capital costs of the Brisas-Cristinas Project and the approval of the National Executive Branch of the Venezuelan government to create a Special Economic zone or otherwise provide tax and other economic benefits for the activities of the mixed company contemplated by the MOU may not be obtained.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”